Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2	Date of Material Change

September 16, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on September 16, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

September 16, 2025

SCHEDULE “A”

DIGI POWER X ISSUES LETTER TO SHAREHOLDERS

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – September 16, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company that develops data centers, is pleased to announce the release of the following report to shareholders by Michel Amar, Chairman and Chief Executive Officer.

Dear Shareholders,

Over the past calendar year, Digi Power X has accelerated its transformation towards prioritizing AI, where it aims to become a leader in advanced AI infrastructure. I am pleased to share an update on our AI developments, the planned rollout of our ARMS 200 clusters and how our certified platform positions us in the market.

ARMS 200 – Tier III Certified AI Infrastructure

The Company is proud to announce that the ARMS 200 (AI-Ready Modular Solution) has achieved Tier III certification under the globally recognized ANSI/TIA-942 standard, validated by EPI. This milestone makes ARMS 200 one of the few modular AI data-center platforms in the world with Tier III certification, which upon deployment would ensure:

●	High availability (99.982%) with redundant and concurrently maintainable systems;

●	Enterprise-grade reliability for mission-critical AI, cloud and blockchain workloads; and

●	Customer trust and compliance, with certification validated by EPI, the global leader in data center audits.

This certification validates ARMS 200 as a market-ready, enterprise-grade solution, a critical differentiator as demand for AI compute accelerates worldwide.

Deployment Timeline

●	The first Tier III certified ARMS 200 pod is scheduled for delivery at our Alabama facility by the end of November 2025, with commissioning planned for December 2025.

●	From this foundation, Digi Power X plans to expand into ARMS 500 (5MW) and ARMS 1000 (10MW) clusters, offering customers flexible scaling options with Tier III reliability.

●	Each pod solution is designed as a modular building block within a cluster, enabling customers to scale seamlessly from 1 MW (ARMS 200) to 5 MW (ARMS 500) and 10 MW (ARMS 1000). Every unit is engineered for rapid deployment within approximately 180 days of delivery, providing a faster path to capacity than traditional data centers.

Business Model and Market Positioning

Digi Power X’s business model is built on two complementary pillars:

●	GPU-as-a-Service: on demand access to high-performance GPUs without owning the infrastructure; and

●	Cluster Solutions: delivering turnkey delivery of ARMS 200/500/1000 units at competitive rates, with optional management services.

Through our wholly owned subsidiary, US Data Centers Inc., our goal is to commercialize and distribute the ARMS modular AI data-center platform globally through our purchase order agreement with Super Micro Computers, Inc. (“Supermicro”) (NASDAQ: SMCI). The Company has also obtained a provisional patent to protect the ARMS solution cluster line, underscoring its uniqueness and long-term commercial potential. Each ARMS unit is engineered as part of our NeoCloud data-center architecture, purpose-built for AI infrastructure and hyperscale compute.

By combining Tier III reliability, low-cost power, patent-protected design and modular scalability, Digi Power X is positioning itself as a first mover in modular AI infrastructure, clearly differentiated from traditional hyperscalers.

Strategic Partnership and Hardware Readiness

The Company has deepened its strategic partnership with Supermicro to integrate AI-optimized rack-scale systems into the ARMS platform.

Strong Asset Position

The Company currently holds approximately $29.4 million in cash, deposits and digital assets, with no long-term debt, as of the date hereof. In addition, the Company is staking 1,000 ETH.

Looking Ahead

As the Company enters the final quarter of 2025, our focus remains on:

●	Commissioning the first Tier III certified ARMS 200 pod in Alabama by year-end;

●	Expanding to larger ARMS cluster deployments in 2026;

●	Growing recurring revenues through our GPU-as-a-Service platform; and

●	Advanced AI Customer Discussions – The Company is in advanced discussions with multiple AI customers to secure long-term infrastructure contracts, which are expected to increase revenue growth once finalized.

Digi Power X is focused on building not just data centers, but the foundation of the next generation of AI infrastructure. The Tier III certification of ARMS 200, combined with our provisional patent and NeoCloud engineering, is a defining milestone that positions us to capture meaningful market share as AI compute demand scales globally.

All initiatives Digi Power X is in the process of executing are focused on delivering real value to its shareholders. The Company appreciates your support as it is preparing to enter the next chapter of DGXX.

Thank you for your ongoing trust and support.

Michel Amar, Chairman and Chief Executive Officer

About Digi Power X

Digi Power X is an innovative energy infrastructure company developing AI infrastructure and energy-efficient modular data centers. Through its wholly owned subsidiary, US Data Centers, Inc., Digi Power X develops and manufactures the ARMS (AI-Ready Modular Solution) platform, a Tier 3-certified modular data center line purpose-built for AI, hyperscale and blockchain workloads. With rapid deployment timelines, customizable configurations, ANSI/TIA-942 certification and strategic partnerships, the Company can deliver cutting-edge compute infrastructure to enterprises, cloud providers and hyperscalers worldwide.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the development of the Company’s AI infrastructure strategy, products and services and the timeline for future developments, the potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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